Exhibit 2.1

April 15, 2005

Mr. Joe Billhimer, President and Chief Operating Officer

Premier Entertainment Biloxi LLC d/b/a Hard Rock Hotel & Casino Biloxi

111 Lameuse Street, Suite 104

Biloxi, Mississippi 39530

Dear Mr. Billhimer:

ORIX Financial Services, Inc. (“Lender”) presents this commitment letter (“Commitment”) for a Senior Secured Reducing Line of Credit Facility (“Credit Facility”) to Premier Entertainment Biloxi, LLC, d/b/a Hard Rock Hotel & Casino Biloxi, and Premier Finance Biloxi Corp. (each individually referred to herein as a “Borrower” and collectively “Co-Borrowers”) for a loan or loans (collectively referred to herein as the “Loans”) in the aggregate amount up to Ten Million and 00/100 Dollars ($10,000,000.00) (“Loan Amount”) of which ORIX will contribute up to Seven Million Five Hundred Thousand and 00/100 Dollars ($7,500,000.00) and People’s Bank, Biloxi, Mississippi (“Co-Lender Participant”) will contribute up to Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) pursuant to a commitment letter by and between ORIX and Co-Lender Participant dated as of April 11, 2005. The Credit Facility will be secured by a first and only priority perfected security interest to include, but not limited to, the collateral set forth in Section 7 herein and all future additions thereto and replacements thereof (“Collateral”) required for the operation of the Hard Rock Hotel & Casino Biloxi (“Casino”).

(1)  Lender: ORIX Financial Services, Inc. and its participants and/or assigns on a pro-rata basis,

(2)  Lead Arranger: Hibernia National Bank.

(3)  Co-Borrowers: Premier Entertainment Biloxi, LLC, d/b/a Hard Rock Hotel & Casino Biloxi, and Premier Finance Biloxi Corp.

(4)  Co-Lender Participant: People’s Bank, Biloxi, Mississippi with its principal place of business located at 152 Lameuse Street, Biloxi, Mississippi 39530.

Hibernia National Bank/Orix Financial Services, Inc.
Premier Entertainment Biloxi LLC
d/b/a Hard Rock Hotel & Casino Biloxi
Confidential	April 15, 2005

(5)  Transaction Type and Payment: Senior Secured Reducing Line of Credit Facility with a total term of sixty-six months
(22 quarters) with funding periods (“Funding Periods”) as follows:

(A)  Initial Funding Period: The initial funding period (“Initial Funding Period”) is defined as that period the earlier of six months from the date of the first advance of the Initial Funding or December 31, 2005. Completion of the Casino is defined as the date in which the Casino is fully operational and open to the public for business. During the Initial Funding Period and subject to availability, Co-Borrowers may request funding up to the aggregate Loan Amount, but only upon the Co-Borrowers providing certifications in form and substance satisfactory to Co-Agents of the following: evidence of on site delivery of the Collateral, evidence of ownership of the Collateral as provided by vendor invoices, authorization of payment by Co-Borrowers’ management, affirmation and reaffirmation of Co-Borrowers’ representation and warranties that they are true as of the date of each advance and no material adverse change in the Co-Borrowers businesses. Payment of the Credit Facility during the Initial Funding Period, will be made by the Co-Borrowers in monthly payments of accrued interest based on the outstanding balance of the Loan Amount. Such Initial Funding Period will expire upon the earlier of six months from the date of the first advance of the Initial Funding or December 31, 2005. Upon expiration of the Initial Funding Period, the outstanding balance of the Loan Amount and any other amounts due at that time will be converted into a fully amortizing, five year term loan (“Initial Term Loan”). The Initial Term Loan will be repaid over twenty (20) quarters and Co-Borrowers will remit fixed quarterly principal payments plus accrued interest as scheduled.

(B)  Secondary Funding Period: If the aggregate Loan Amount is not fully funded during the Initial Funding Period, Co-Borrowers will have the option to request the remaining un-drawn amount during this period (i.e., the difference between the original $10 million Reducing Line of Credit and the total advances made during the Initial Funding Period). The Secondary Funding Period is defined as the earlier of twelve months following the opening of the Casino for business to the public or eighteen months from the date of the first advance of the Initial Funding Period. Payment during the Secondary Funding Period, will be made by the Co-Borrowers in monthly payments of accrued interest based on the outstanding balance of the Loan Amount. Upon the earlier of the expiration of the Secondary Funding Period or the aggregate funding of the Loan Amount during the Secondary Funding Period, the outstanding balance and any other amounts due, will be converted to a term loan (“Secondary Term Loan”) that will amortize over 48 months (16 quarters). Co- Borrowers will remit scheduled fixed quarterly principal payments plus accrued interest,

The Initial Term Loan and the Secondary Term Loan will be cross defaulted and cross secured.

(6)  Advances: Lender will limit the number of advances during each of the Initial Funding and Secondary Funding periods to ten and the minimum amount for each advance is $500,000.

(7)  Collateral: Lender will require a first priority perfected security interest in certain new furniture, fixtures and equipment, which will include, but may not be limited, to the following:

(A)  New slot machines and related equipment (must comprise at least 25% of the total collateral pool but will not include slot machines financed by IGT).

(B)  New table games.

(C)  New kitchen equipment.

(D)  New phone system.

(E)  New surveillance equipment.

(F)  New case goods for the hotel.

(G)  New Hard Rock marquee sign.

(8)  Pricing: Co-Borrowers will have the option of choosing one of the following rate indexes:

•                  LIBOR plus a margin of 4.25% or

•                  The Base Rate + 1.25% (The Base Rate is defined as the Prime Rate as published by the Wall Street Journal).

Co-Borrowers may select interest periods of 1, 2, 3 or 6 months for LIBOR loans, subject to availability. Interest will be payable at the end of a LIBOR maturity, but not less frequent than quarterly for 6 month LIBOR. Co-Borrowers will make monthly interest payments for Base Rate loans,

(9)  Calculation of Interest and Fees: Interest will be calculated on the basis of a 360 day year, and actual days elapsed. The interest rates as well as other applicable items (including, but not limited to, minimum borrowing amounts and breakage costs) will be further defined in a credit/loan agreement.

(10)  Prepayment: Co-Borrowers may prepay the Initial Term Loan and the Secondary Term Loan as follows:

(A)  If prepaid during the first year following the closing of the transaction, Co-Borrowers must pay a prepayment premium of 2.00% of the amount prepaid,

(B)  If prepaid during year 2, Co-Borrowers must pay a premium of 1.00% of the amount prepaid,

(C)  If prepaid during years 3 through the end of term, no premium will be due.

At any time during the life of the Loans, if Co-Borrowers elect to refinance the Loans with Lender, and Lender are in agreement with the terms of the refinance, then no premium will apply.

(11)  Loan Documents: The loan documents for (his Credit Facility will be subject to preparation, execution and delivery of a Credit Agreement and other documentation (“Loan Documents”) which will contain conditions precedent, representations and warranties, affirmative and negative covenants, events of default and other provisions mutually acceptable to Co-Borrowers and, Lender, including without limitation those outlined in this Commitment, and including without limitation the following:

•      Opinion of outside counsel, engaged by Lender, of the need to file a preferred ship mortgage on the barge supporting the Casino or such other security instrument to best protect Lender’ s interest in the transaction.

•      Written agreement from the Trustee or other acceptable designee acknowledging Lender’s first and only security interest in the Collateral as outlined in Section 6 above.

•      Compliance with all state and federal laws and regulations including without limitation, gaming and environmental laws.

•      Financial Covenants, which will be measured quarterly on a trailing four quarter basis (unless otherwise noted), beginning with the first full quarter following commencement of operations. Financial Covenants will include the following:

(A) Reporting – Quarterly un-audited financial statements will be required within 45 days of quarterly close and audited fiscal year end financial statements will be required within 120 days of year end close. The auditing firm used must be acceptable to Lender. The Co-Borrowers’ CFO or its designee must include a compliance certificate with covenant calculations with each statement.

Annual projections are due within 30 days of each fiscal year end

The capital expenditure budget is due within 30 days of fiscal year end.

(B)  Minimum EBITDA – Co-Borrowers will maintain a minimum EBITDA of $5 million at fiscal year ending
December 31, 2005, $25 million at December 31, 2006 and December 31, 2007, and $30 million thereafter. (EBITDA equals operating income + depreciation & amortization + other non cash expenses).  Note that pre-opening expenses are added back to EBITDA for fiscal year ending December 31, 2005 only.

(C)  Maximum Total Funded Debt/EBITDA – Co-Borrowers will maintain a maximum of 10.50x at December 31, 2005 (EBITDA will be annualized for purposes of this calculation), 7.50x at December 31,2006, and 7.00x thereafter. (Total Funded Debt equals capitalized bank debt + term debt obligations).

(D)  Maximum Capital Expenditures – Co-Borrowers’ maximum capital expenditures will be $700,000 upon the completion of construction and anticipated opening to the public of the Casino no later than December 31, 2005, $1.7 million at December 31, 2006, $3.0 million at December 31, 2007 and $5.0 million thereafter. The maximum capital expenditure requirement will be the greater of the maximum a mounts just outlined or the Rank PLC required reserve amount which is based on a percentage of annual revenues. The addition of any cumulative unused annual Rank Reserve amount in each fiscal year may be rolled into the next fiscal year in order to determine the maximum capital expenditure requirement

(E)  Minimum Fixed Charge Coverage – Co-Borrowers will maintain a minimum fixed charge ratio of l.00x throughout the term of this transaction. (The Fixed Charge ratio will be defined as the ratio of (i) EBITDA divided by (ii) the sum of cash interest expense (including cash interest expense) + principal repayments of all Funded Debt due during this reporting period + capital expenditures.

(12)  Interest Reserve: During the first year after closing, Lender will require evidence that Co-Borrowers are maintaining liquidity equal to a minimum six months of total debt service requirements (which will include the amount of repayment required under Co- Borrowers’ $160 million indenture). Upon expiration of the first year after closing of the transaction, the interest reserve requirement will be reduced to an amount equal to three months of total debt service requirements.

(13)  Conditions Precedent to Closing: Conditions precedent to closing will be usual and customary for this type of transaction and such additional conditions as are appropriate under the circumstances, all of which must be in form and substance satisfactory to Lender, including but not limited to the following:

•      Receipt of all licenses, regulatory approvals, governmental authorizations, permits, etc... necessary to confirm the acceptable completion of the Casino and the ongoing business of the Co-Borrowers and this transaction, including a copy of the Certificate of Occupancy within six months of the first advance of the initial funding or if the Casino opens for business to the public earlier than six months from the first advance of the initial funding, then within two (2) weeks of the issuance of the Certificate of Occupancy.

•      Execution and delivery of satisfactory closing documentation including without limitation the Credit Agreement, collateral documents, security agreements, hazardous waste indemnity and legal opinions.

•      Perfection of all security interests.

•      Reimbursement to Lenders for all legal costs that are reasonably incurred irrespective of whether the Credit Facility is closed, subject to a cap of $25,000. The cap for all legal costs assumes minimal discussion regarding the documentation in order to control expenses.

•      All legal matters shall be satisfactory to Lender, including favorable legal opinions of Co-Borrowers’ counsel and no judgment, order, injunction or other restraint shall exist and no litigation shall be pending or threatened, that in the judgment of the Lender would prohibit or impose or result in the imposition of materially adverse conditions upon the financing contemplated hereby.

•      Satisfactory completion of due diligence

•      No Default or Event of Default

•      No Material Adverse Effect

•      Lender will receive satisfactory documentation regarding the insurance coverage relating to the collateral securing the Credit Facility and business interruption insurance, and naming Lender as loss payee and additional insured.

•      If appropriate, Phase I Environmental inspection covering the property relating to the operation of the Casino. Results of the inspection will be acceptable to Lender in it sole discretion.

(14)  Conditions Precedent to Advances: Conditions precedent to the advances will be customary for this type of transaction and such additional conditions as are appropriate under the circumstances, including but not limited to those conditions outlined in Sections 3 and 10 above.

(15)  Events of Default: Events of Default will be outlined in the Loan Documents and will be usual and customary for transactions of a similar nature and will include but not be limited to:

(A)  Cross Default to other material indebtedness of Co-Borrowers which has recourse to gaming assets and to other material agreements,

(B)  Other defaults relating to Co-Borrowers, including without limitation, failure to maintain franchises and licenses, breach of covenants, representations in and warranties, bankruptcy or insolvency, judgments, change in control and loss of perfection to any collateral,

(16)  Indemnities: Co-Borrowers will indemnify Lender against all losses, liabilities, damages and costs relating to their commitments, the loans, use of loan proceeds, whether arising in connection with claims, litigation, governmental process or investigation, subpoenas or otherwise except where such losses, liabilities, damages and costs are a result from Lender’s gross negligence or willful misconduct. Co-Borrowers will deliver to Lender an environmental indemnity in form acceptable to Lender.

(17)  Miscellaneous:  Documentation will include customary indemnity and yield protection (including risk-based capital adequacy, reserves and break funding), waiver of trial by jury, illegality and similar provisions.

(18)  Governing Law: State of New York.

(19)  Fees and Expenses: Hibernia National Bank acknowledges receipt of a mandate fee in the amount of Twenty Thousand and 00/100 Dollars ($20,000.00) pursuant to a proposal letter by and between Hibernia National Bank and Co-Borrowers dated as of January 24, 2005 (“Mandate Fee”). The Mandate Fee will be credited to paying legal and out of pocket expenses including, without limitation, Lender’s fees and expenses associated with allocated costs of legal review, appraisals, consultants, experts, related to the preparation, arrangement, negotiation and closing of this transaction (whether or not the transaction actually closes).  Total closing costs for which Co-Borrowers will be obligated to pay to Lender will not exceed $25,000.00.  If Co-Borrowers elect not to pursue the Credit Facility, then the Mandate Fee will be considered non-refundable.  Additionally, a one time up front fee of ..50% of the aggregate Loan Amount is payable to Hibernia National Bank at closing.

(20)  Expiration: This commitment will expire on April 15, 2005 unless the Co- Borrowers have accepted this Commitment by executing and returning the same to Hibernia on or before April 15, 2005.

(21)  Confidentiality: This letter is delivered to Co-Borrowers with the agreement and understanding that this letter or its contents shall not be disclosed by you to any third parry or other financial institution except your legal counsel, advisors, consultants, accountants, or where required by law. The Lender makes no recommendations or claims as to the tax, accounting, or financial status or classification to Co-Borrowers.  Please contact your legal counsel or accountants for advice in these areas. Co-Borrowers acknowledge and agree that Lender may furnish all of Co-Borrowers presented information, financials, analysis, and related credit and review materials to its internal recipients as well as its participants and assigns related to processing for the transaction described herein.

The provisions of this Commitment cannot be waived or modified unless such waiver or modification is in writing and signed by the Lender and Co-Borrowers.  This Commitment sets forth the agreement between Lender and Co-Borrowers, and all prior agreements shall be deemed to have merged herewith.  This Commitment shall be governed by the laws of the State of New York (“State”).  Co-Borrowers consent to exclusive jurisdiction in the state and federal courts located in the State in any legal action contemplated by the loan documents. Lenders may not use Co-Borrowers’ names in its marketing and sales materials (such reference may include the identity of the Co-Borrowers, the principal amount issued, the date of the issuance of the Loan and the maturity date of the Loans) without the prior written consent of Co-Borrowers, which such written consent shall not be unreasonably withheld.

This new Commitment Letter supercedes and replaces in all respects any prior Commitment Letters issued by Lender.

If this Commitment Letter is satisfactory to Co-Borrowers, please sign this Commitment and return the enclosed letter to the attention of the undersigned

Your acceptance of this commitment represents your intent to exclusively move forward on the transaction with Lender and Co-Agents in order to expedite this transaction.

Sincerely,

Hibernia National Bank

/s/ Christopher K. Haskew
Christopher K. Haskew
Senior Vice President
April 15, 2005

ORIX Financial Services, Inc.

/s/ Mark A. Kassis
Mark A. Kassis
Senior Vice President

Agreed and Accepted by Co-Borrowers:

Co-Borrower: Premier Entertainment Biloxi LLC, d/b/a Hard Rock and Casino

By:	/s/ Joe Billhimer

Name:	Joe Billhimer

Title:	President

Date:	4/19/05

Co-Borrower: Premier Finance Biloxi Corp.

By:	/s/ Joe Billhimer

Name:	Joe Billhimer

Title:	President

Date:	4/19/05